SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AMERICAN CANNABIS COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

105856108

(CUSIP Number)

Michael Novielli

1110 Rt. 55, Suite 206

LaGrangeville, NY 12540

(845) 575-6770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dutchess Opportunity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,711,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,711,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,711,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%*
14	TYPE OF REPORTING PERSON PN

_________________

*	Based on the 45,642,064 shares of Common Stock most recently reported by the Company as issued and outstanding, as of April 13, 2016.

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1	NAME OF REPORTING PERSON Michael Novielli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,278 †
	8	SHARED VOTING POWER 1,760,948 Ω
	9	SOLE DISPOSITIVE POWER 296,278 †
	10	SHARED DISPOSITIVE POWER 1,760,948 Ω
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,057,226
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.51%*
14	TYPE OF REPORTING PERSON IN

 ________________

*	Based on the 45,642,064 shares of Common Stock most recently reported by the Company as issued and outstanding, as of April 13, 2016.

†	All 296,278 shares of Common Stock are held in the name of Dutchess Global Strategies Fund LLC, a private investment vehicle. As the sole Manager, all the shares of Common Stock are beneficially owned solely by Novielli, who has sole power to vote and to dispose or direct the disposition of the shares of Common Stock.

Ω	The 1,760,948 shares of Common Stock are held in the name of Dutchess Opportunities Fund II LLC, Dutchess Advisors LLC, Dutchess Private Equities Fund Ltd. and Dutchess Private Equities Fund II LP (the “Dutchess Entities”). As Directors, Managers or Managing Partners, as the case may be, of the Dutchess Entities, Messrs. Novielli and Leighton may be deemed to be indirect beneficial owners of the shares of Common Stock directly beneficially owned by the Dutchess Entities, and both may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

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1	NAME OF REPORTING PERSON Douglas Leighton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,578 †
	8	SHARED VOTING POWER 1,760,948 Ω
	9	SOLE DISPOSITIVE POWER 50,578 †
	10	SHARED DISPOSITIVE POWER 1,760,948 Ω
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,811,526
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.97%*
14	TYPE OF REPORTING PERSON IN

_________________

*	Based on the 45,642,064 shares of Common Stock most recently reported by the Company as issued and outstanding, as of April 13, 2016.

†	All 50,578 shares of Common Stock are held in the name of Bass Point Capital LLC, a private investment vehicle. As the sole Manager, all the shares of Common Stock are beneficially owned solely by Leighton, who has sole power to vote and to dispose or direct the disposition of the shares of Common Stock.

Ω	The 1,760,948 shares of Common Stock are held in the name the Dutchess Entities. As Directors, Managers or Managing Partners, as the case may be, of the Dutchess Entities, Messrs. Novielli and Leighton may be deemed to be indirect beneficial owners of the shares of Common Stock directly beneficially owned by the Dutchess Entities, and both may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

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Item 1. Security and Issuer.

This statement relates to the common stock, $.00001 par value per share (the “Common Stock”), of American Cannabis Company, Inc., a Delaware corporation (the “Issuer” or, the “Company”), with its principal executive offices at 5690 Logan St. Unit A, Denver, Colorado 80216.

Item 2. Identity and Background.

(a)	This statement on Schedule 13D, as amended, is being filed by Dutchess Opportunity Fund II LP (“Dutchess II”), Michael Novielli (“Novielli”) and Douglas Leighton (“Leighton”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Novielli and Leighton are the Directors of Dutchess Opportunity Fund II LP (“Dutchess II”) and may be deemed indirect beneficial owners of the Common Stock directly beneficially owned by Dutchess II, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, Novielli and Leighton are the Managers of Dutchess Advisors LLC (“Advisors”), the Directors of Dutchess Private Equities Fund Ltd. (“DPEF”), and the Managing Partners of Equities Fund II LP (“DPEF II”, together with Dutchess II, Advisors and DPEF, the “Dutchess Entities”), and thus may be deemed indirect beneficial owners of the Common Stock directly beneficially owned by Advisors, DPEF and DPEF II. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

(b)	The business addresses of the Reporting Persons is 50 Commonwealth Avenue, Suite 2, Boston, Massachusetts 02116.
(c)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Dutchess II is a limited partnership organized under the laws of Delaware. Novielli and Leighton are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock reported herein, and all purchases of other securities which may from time to time have been converted into Common Stock were made using working capital of the relevant Reporting Person.

As of the date hereof, Novielli has used approximately $60,000 of his personal working capital to purchase shares of Common Stock, Leighton has used approximately $10,000 of his personal working capital to purchase shares of Common Stock, and both Novielli and Leighton have directed the use of approximately $346,524 of working capital of the Dutchess Entities to purchase shares of Common Stock, both directly and through the exercise of certain debentures held by Dutchess II. As previously disclosed in Item 5 of this Schedule 13D, as amended, certain shares of the Common Stock were acquired in exchange for other securities of the Company in transactions with the Company or to settle certain previously contracted debts with the Company.

Except as noted above, no other funds or other consideration were used in making any purchases of Common Stock.

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Item 4. Purpose of Transaction.

Each of the Reporting Persons acquired beneficial ownership of the Common Stock to which this statement relates for investment purposes. Each of the Reporting Persons may in the future determine to purchase more Common Stock and/or dispose of Common Stock of the Company in the ordinary course of their investment activities, as market and other conditions dictate.

Item 5. Interest in Securities of the Issuer.

(a)	Each Reporting Person’s beneficial ownership of shares of Common Stock is as follows:

(i)	Novielli beneficially owns 2,057,226 shares of Common Stock, constituting 4.51% of all shares of Common Stock issued and outstanding, such shares consisting of (1) 296,278 shares of Common Stock held by Dutchess Global Strategies Fund LLC, (2) 1,711,200 shares of Common Stock beneficially owned by Dutchess II, (3) 2,952 shares of Common Stock held by Advisors, (4) 45,776 shares of Common Stock held by DPEF, and (5) 1,020 shares of Common Stock held by DPEF II.

(ii)	Leighton beneficially owns 1,811,526 shares of Common Stock, constituting 3.97% of all shares of Common Stock issued and outstanding, such shares consisting of (1) 50,578 shares of Common Stock held by Bass Point Capital LLC, (2) 1,711,200 shares of Common Stock beneficially owned by Dutchess II, (3) 2,952 shares of Common Stock held by Advisors, (4) 45,776 shares of Common Stock held by DPEF, and (5) 1,020 shares of Common Stock held by DPEF II.

(iii)	Dutchess II beneficially owns 1,711,200 shares of Common Stock, constituting 3.75% of all shares of Common Stock issued and outstanding, such shares consisting of (1) 1,542,450 shares of Common Stock held by Dutchess II, and (2) 168,750 shares of Common Stock exercisable by Dutchess II under the Debentures (as defined below).

(iv)	On May 16, 2014, Dutchess II acquired $71,500 face value of convertible debentures (the “Debentures”) for a purchase price of $71,500. On April 11, 2016, the Company and Dutchess II entered into an Amendment No. 1 to Debenture, solely to extend the date of maturity of the Debenture by two (2) years, to April 24, 2018. The Debentures are convertible into shares of Common Stock at a conversion price of $0.08 per share; however, the Debentures are subject to a provision stating that the holder is not entitled to convert, and that the Company will not permit such conversion, into that number of shares which, when added to the number of shares of Common Stock already beneficially owned by the converting party (as such term is defined under Section 13(d) of the Act and Rule 13d-3 thereunder), would exceed 4.99 percent of the number of shares of Common Stock then issued and outstanding. Prior to March 28, 2016, Dutchess II beneficially owned in excess of 4.99 percent of the number of shares of Common Stock issued and outstanding, which made the Debentures unexercisable in the hands of Dutchess II and were deemed not to be beneficially owned. However, as of March 28, 2016, Dutchess II ceased to hold in excess of 4.99 percent of the number of shares of Common Stock issued and outstanding, and thus the Debentures became exercisable into that number of shares which, when added to the number of shares of Common Stock held by Dutchess, II, would not exceed 4.99 percent of the number of shares of Common Stock issued and outstanding.

On April 14, 2016, Dutchess II converted the Debentures into 725,000 shares of Common Stock, at the exercise price of $0.08 per share. Presently, Dutchess II may convert the entire outstanding balance of the Debentures into up to 168,750 shares of Common Stock.

Additional information regarding the Debentures is provided in the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2014, which is expressly incorporated by reference herein and made a part hereof.

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(v)	Each percentage ownership of shares of Common Stock set forth in this statement is based on the 45,642,064 shares of issued and outstanding Common Stock as of April 13, 2016, as reported by the Company on its Annual Report on Form 1-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2016.

(b)	Each Reporting Persons has voting power and dispositive control their shares of Common Stock beneficially owned, as follows:

(i)	Novielli has sole power to vote and sole power to dispose or direct the disposition over the 296,278 shares of Common Stock held in the name of Dutchess Global Strategies Fund LLC, a private investment vehicle the investments in which are beneficially owned solely by Novielli.

(ii)	Leighton has sole power to vote and sole power to dispose or direct the disposition over the 50,578 shares of Common Stock held in the name of Bass Point Capital LLC, a private investment vehicle the investments in which are beneficially owned solely by Leighton.

(iii)	As Directors of Dutchess II, each of. Novielli and Leighton may be deemed to be indirect beneficial owners of the 1,711,200 shares of Common Stock directly beneficially owned by Dutchess II. As a result, each of the Reporting Persons may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

(iv)	As Managers of Advisors, each of Novielli and Leighton may be deemed to be indirect beneficial owners of the 2,952 shares of Common Stock directly beneficially owned by Advisors. As a result, each of the Reporting Persons may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

(v)	As Directors of DPEF, each of Novielli and Leighton may be deemed to be indirect beneficial owners of the 45,776 shares of Common Stock directly beneficially owned by DPEF. As a result, each of the Reporting Persons may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

(vi)	As Managing Partners of DPEF II, each of Novielli and Leighton may be deemed to be indirect beneficial owners of the 1,020 shares of Common Stock directly beneficially owned by DPEF II. As a result, each of the Reporting Persons may be deemed to have shared power to vote such shares of Common Stock and shared power to dispose or direct the disposition of such shares of Common Stock.

(c)	The following transactions involving Common Stock of the Issuer and effected by the Reporting Persons since their most recent filing of Schedule 13D, are as follows:

(i)	Between September 3, 2015 and April 28, 2016, Dutchess II sold 2,613,719 shares of Common Stock in a series of open-market transactions at prices ranging from $0.0806 to $0.2320 per share. The Reporting Persons undertake to provide upon request to the staff of the SEC, full information regarding the number of shares sold at each separate price within the ranges set forth above.

(ii)	On April 14, 2016, Dutchess II exercised the Debenture in part, converting $58,000 of the face value of the Debentures into 725,000 shares of Common Stock at a conversion price of $0.08 per share.

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(iii)	Other than the matters referred to herein, there have been no other transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the filing of this statement on Schedule 13D, as amended.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.

(e)	Each of the following transactions caused the Reporting Person described therein to cease to be a beneficial owner of more than five percent (5%) of Common Stock of the Issuer:

(i)	On March 28, 2016, Dutchess II sold 761,934 shares of Common Stock in an open-market transaction at a price per share of $0.1679, thereby representing a disposition in the aggregate constituting a material change of shares of Common Stock held since the Reporting Persons’ most recent filing of a statement on Schedule 13D, and causing Dutchess II’s beneficial ownership of Common Stock of the Issuer to fall below five percent (5%).

(ii)	On April 19, 2016, Dutchess II sold 93,900 shares of Common Stock in an open-market transaction at a price per share of $0.2320, thereby causing Leighton’s beneficial ownership of Common Stock of the Issuer to fall below five percent (5%).

(iii)	On April 21, 2016, Dutchess II sold 101,868 shares of Common Stock in an open-market transaction at a price per share of $0.2030, thereby causing Novielli’s beneficial ownership of Common Stock of the Issuer to fall below five percent (5%).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the matters discussed herein, including but not limited to the matters discussed in Item 5 of this statement on Schedule 13D, as amended, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between such Reporting Person and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in such agreements.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Ref.	Description
Exhibit A	Joint Filing Agreement
Exhibit B	Information regarding the Debentures (incorporated herein by reference to the Company’s current report on Form 8-K and related exhibits filed with the SEC on May 15, 2014).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement on Schedule 13D, as amended, is true, complete and correct.

Dated: May 3, 2016

DUTCHESS OPPORTUNITY FUND II LP

/s/ Michael Novielli

Name: Michael Novielli

Title: Director

DUTCHESS OPPORTUNITY FUND II LP

/s/ Douglas Leighton

Name: Douglas Leighton

Title: Director

/s/ Michael Novielli

Michael Novielli

/s/ Douglas Leighton

Douglas Leighton

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EXHIBIT A TO SCHEDULE 13D/A

May 3, 2016

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, DUTCHESS OPPORTUNITY FUND II LP, MICHAEL NOVIELLI and DOUGLAS LEIGHTON hereby agree to the joint filing of this statement on Schedule 13D (including any and all amendments hereto). In addition, each party to this Joint Filing Agreement expressly authorizes each other party to this Joint Filing Agreement to file on its behalf any and all amendments to such statement on Schedule 13D. A copy of this Joint Filing Agreement shall be attached as an exhibit to the statement on Schedule 13D, as amended, filed on behalf of each of the parties hereto, to which this Joint Filing Agreement relates.

This Joint Filing Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

DUTCHESS OPPORTUNITY FUND II LP

/s/ Michael Novielli

Name: Michael Novielli

Title: Director

DUTCHESS OPPORTUNITY FUND II LP

/s/ Douglas Leighton

Name: Douglas Leighton

Title: Director

/s/ Michael Novielli

Michael Novielli

/s/ Douglas Leighton

Douglas Leighton

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